Exhibit 99.1

MATERIAL CHANGE REPORT

Form 51-102F3

ITEM 1—NAME AND ADDRESS OF COMPANY

THERATECHNOLOGIES INC. (the “Corporation”)

2015 Peel Street

11th Floor

Montréal, Québec

Canada H3A 1T8

ITEM 2—DATE OF MATERIAL CHANGE

July 13, 2022.

ITEM 3—NEWS RELEASE

A news release describing this material change was issued by the Corporation on July 13, 2022 via “GLOBE NEWSWIRE”. A copy of the news release is available on the SEDAR website at www.sedar.com and on the EDGAR website at www.sec.gov/edgar as an attachment to a Form 6-K dated July 13, 2022.

ITEM 4—SUMMARY OF MATERIAL CHANGE

On July 13, 2022, the Corporation entered into a binding commitment letter with respect to a non-dilutive term loan for up to US$100 million (the “Credit Facility”).

ITEM 5—FULL DESCRIPTION OF MATERIAL CHANGE

On July 13, 2022, the Corporation entered into a binding commitment letter with Marathon Asset Management with respect to the Credit Facility.

The Credit Facility is subject to the terms and conditions of a credit agreement (the “Credit Agreement”). Highlights of the Credit Agreement are as follows:

•	Senior secured term loan of up to US$100 million across four tranches;

•	US$40 million is expected to be funded on or before July 29, 2022 (Tranche 1);

•

US$20 million to be made available by no later than June 30, 2023 if the Corporation has filed with the FDA its sBLA for the EGRIFTA SV® human factor study and has had net revenues of at least US$75 million (Tranche 2);

•

US$15 million to be made available by no later than March 2024 if the Corporation has in the 12 month period preceding the funding of the tranche obtained approval from the FDA for its F8 formulation of tesamorelin and has had net revenues of at least US$90 million in the 12 month period preceding the funding of the tranche (Tranche 3);

•

Up to an additional US$25 million to be made available if the Corporation has had at least US$110 million in net revenues in the 12 month period preceding the funding of the tranche and at least US$20 million in EBITDA (as defined in the Credit Agreement until December 2024) (Tranche 4);

•

The Credit Facility will have an initial term of five years (six years if Tranche 3 is drawn), provide for an interest-only period of 24 months (36 months if Tranche 3 is drawn), and bear interest at the Secured Overnight Financing Rate (SOFR) plus 9.50%.

The Corporation has agreed to purchase US$30 million of the principal amount of the 5.75% convertible unsecured senior notes, at a discount to par, in privately negotiated agreements with United States based noteholders, which are expected to close on or before July 29, 2022.

ITEM 6—RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7—OMITTED INFORMATION

Not applicable.

ITEM 8—EXECUTIVE OFFICER

For further information, contact Jocelyn Lafond, Vice President, Legal Affairs, and Corporate Secretary of the Corporation at (514) 336-4804, ext. 288.

ITEM 9—DATE OF REPORT

July 21, 2022.